S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  3-07

             March 21, 2007

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 5,742,500 units at a price of $0.80 per unit (originally announced as 5,800,000 units in News Release No. 2-07 dated February 23, 2007).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant which expires March 16, 2009.  The units (5,742,500 shares and 2,871,250 warrants) have been issued and are subject to a four-month hold period until July 17, 2007.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  A director of the Company was a placee for 200,000 units.  The Company paid 7% finder’s fees ($253,400 in aggregate) to four separate parties for their assistance in placing portions ($3,620,000 in aggregate) of the private placement.

“Larry McLean”

Vice President - Operations

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.